Filed by Twilio Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-37806

Subject Company: SendGrid, Inc.

Commission File No.: 001-38275

Date: October 15, 2018

The following is an announcement regarding the proposed transaction made by Twilio Inc. via various social media outlets on October 15, 2018.

Twilio Social Media Post

If you’ve been at a hackathon, conference or meetup in the past 10 years you may have seen someone in a red Twilio track jacket and someone in a blue SendGrid hoodie serving developers side-by-side. We’re excited about the opportunity to continue that journey of serving you, the developers in our community, as one unified platform. (link to press release/blog post)